UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Breitman, Reid
   3172 Abington Drive
   Beverly Hills, CA  90210
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $.05 par valu|3/31/0|C   | |1,400,000         |A  |(1)        |--                 |I     |(4)                        |
e per share                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.05 par valu|3/31/0|C   | |490,000           |A  |(2)        |--                 |I     |(4)                        |
e per share                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.05 par valu|3/31/0|J   | |70,000            |A  |(3)        |1,960,000          |I     |(4)                        |
e per share                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $.05 par valu|3/22/0|P   | |7,500             |A  |$9.50      |7,500              |D     |                           |
e per share                |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Call Option (Right to |(4)     |3/31/|C   | |$1,800,000 |D  |Immed|12/31|Convertible |$1,800,|(5)    |0           |I  |(4)         |
Buy)                  |        |00   |    | |           |   |.    |/04  |Note, due 12|000    |       |            |   |            |
                      |        |     |    | |           |   |     |     |/31/04      |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible Note, due |.35:1   |3/31/|C   | |$1,800,000 |A  |Immed|12/31|10% Converti|630,000|(5), (6|-           |I  |(4)         |
12/31/04              |        |00   |    | |           |   |.    |/04  |ble Preferre|       |)      |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible Note, due |.35:1   |3/31/|C   | |$4,000,000 |D  |Immed|12/31|10% Converti|1,400,0|(5)    |0           |I  |(4)         |
12/31/04              |        |00   |    | |           |   |.    |/04  |ble Preferre|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
10% Convertible Prefer|1:1     |3/31/|C   | |1,400,000  |A  |Immed|01/01|Common Stock|1,400,0|(7)    |-           |I  |(4)         |
red Stock, Series A   |        |00   |    | |           |   |.    |/05  |, $.05 par v|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
10% Convertible Prefer|1:1     |3/31/|C   | |1,400,000  |D  |Immed|01/01|Common Stock|1,400,0|(1)    |0           |I  |(4)         |
red Stock, Series A   |        |00   |    | |           |   |.    |/05  |, $.05 par v|00     |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock Purchase |$2.85   |3/31/|C   | |490,000    |D  |Immed|11/09|Common Stock|490,000|(2)    |0           |I  |(4)         |
Warrants (Right to Buy|        |00   |    | |           |   |.    |/04  |, $.05 par v|       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock Purchase |$5.50   |--   |--  |-|-- --      |A,D|07/01|12/31|Common Stock|900,000|--     |900,000     |I  |(4)         |
Warrants (Right to Buy|        |     |    |-|           |   |/01  |/05  |, $.05 par v|       |       |            |   |            |
)                     |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The shares of common stock, par value $0.05 per share ("Common Stock") were purchased upon the conversion at a 1:1 ratio of 1,400,000 shares of the issuer's 10% Convertible Preferred Stock, Series A ("Preferred Stock").
(2) The shares of Common Stock were purchased upon the exercise of 490,000 warrants ("Warrants").
(3) The shares of Common Stock were transferred in consideration for acceleration of the exercise of all Warrants and conversion of Convertible Notes due December 31, 2004 (each, a "Note") for which Notes, in lieu of interest Corona was entitled to receive the dividend pa yments payable on the underlying 10% Convertible Preferred Stock, Series A of the
Issuer.
(4) The securities are held by Corona Corp. ("Corona"), a corporation of which Mr. Breitman is sole stockholder, director and officer.
(5) Corona exercised its right (the "Option") to purchase the remaining $1,800,000 Note (out of a permissible $2 million in aggregate principal amount).
 The Option was granted pursuant to an agreement between Corona and a third-party whereby Corona initially purchased a $2 million Note and certain other securities.
(6)  Received upon exercise of the
Option.
(7) Received upon the conversion of all of the Notes in aggregate principal amount of $4 million at a ratio of .35:1.
SIGNATURE OF REPORTING PERSON
/s/ Reid Breitman
DATE
July 25, 2000